EXHIBIT  21


                                  Subsidiaries


Set forth below are the names of the direct and indirect subsidiaries of Sentry Technology Corporation, together with the percentage ownership interest of each such corporation held by its parent.


-Sentry Technology Canada Inc. (100%)
-Custom Security Industries Inc. (51%)

-Sentry Technology USA Inc. (100%) merged into Sentry Technology Corporation as of December 31, 2005

-Knogo Caribe Inc. (inactive) (100%)